UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                          TO

COMMISSION FILE NUMBER 1-12001

SAVINGS AND SECURITY PLAN OF THE LOCKPORT AND
WATERBURY FACILITIES

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Savings and Security Plan of the Lockport and Waterbury Facilities
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

Savings and Security Plan of the
Lockport and Waterbury Facilities
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Savings and Security Plan of the Lockport and Waterbury Facilities as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 25, 2009

Savings and Security Plan of the
Lockport and Waterbury Facilities
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Investments at fair value:
Interest in synthetic investment contracts	$3,257,788	$3,845,342
Interest in registered investment companies	1,366,109	2,239,657
Interest in common collective trusts	1,172,171	1,726,704
Corporate common stock	620,241	731,850
Participant loans	499,975	512,487
Interest-bearing cash and cash equivalents	285,371	202,214

Total investments at fair value	7,201,655	9,258,254

Other receivables, net	504	—

Net assets available reflecting investments at fair value	7,202,159	9,258,254
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	211,877	13,765

Net assets available for benefits	$7,414,036	$9,272,019

See accompanying notes.

Savings and Security Plan of the
Lockport and Waterbury Facilities
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2008	2007

Contributions:
Employer	$78,296	$77,078
Employee	232,657	225,085

Total contributions	310,953	302,163

Investment income (loss):
Net loss from common collective trusts	(983,955)	—
Net realized/unrealized gain (loss) on corporate common stock	(599,602)	(31,999)
Net gain (loss) from interest in registered investment companies	(349,151)	141,944
Interest income	106,587	57,171
Net gain from interest in Allegheny Master Trust	—	171,282
Dividend income	—	2,913
Other income	102,952	35,487

Total investment income (loss)	(1,723,169)	376,798

	(1,412,216)	678,961

Distributions to participants	(445,692)	(150,633)
Fees	(75)	(892)

	(445,767)	(151,525)

Net increase (decrease) in net assets available for benefits	(1,857,983)	527,436
Net assets available for benefits at beginning of year	9,272,019	8,744,583

Net assets available for benefits at end of year	$7,414,036	$9,272,019

See accompanying notes.

Savings and Security Plan of the
Lockport and Waterbury Facilities
Notes to Financial Statements
December 31, 2008
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Accounting Pronouncement
Investments are reported at fair value. As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans", fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
2. Description of the Plan
The Savings and Security Plan of the Lockport and Waterbury Facilities (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide a savings and retirement plan to eligible employees of the Lockport and Waterbury Facilities of affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor) by allowing a portion of their salary to be set aside each month through payroll deductions. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. The Company contributes $0.50 for each hour worked by the participant. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives.
Unless otherwise specified by the participant, employer contributions are made to the State Street Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement Income 2020 SL Series Fund).
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., prior to September 1, 2007 and thereafter Mercer Trust Company, for the administration of all funds are

Savings and Security Plan of the
Lockport and Waterbury Facilities
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account balance.
Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.
3. Investments
Prior to September 1, 2007, certain of the Plan’s investments were in the Allegheny Master Trust, which had three separately managed institutional investment accounts: the T. Rowe Price Structured Research Common Trust Fund, the Alliance Capital Growth Pool, and the Standish Mellon Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”).
On September 1, 2007, as part of a change in the administration of the Plan, including changing the record keeper to Mercer Human Resources from Affiliated Computer Services, Inc., and changing the trustee to Mercer Trust Company from Mellon Bank, N.A., the investment options available to participants under the Plan were changed. Additionally, the Plan liquidated its investment in the Allegheny Master Trust.
The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan had an undivided interest in the Allegheny Master Trust. Investment income and expenses were allocated to the plans based upon their pro rata share in the net assets on the Allegheny Master Trust.

Savings and Security Plan of the
Lockport and Waterbury Facilities
Notes to Financial Statements (continued)
3. Investments (continued)
The Plan retained the Standish Mellon Fixed Income Fund, renamed as the Standish Mellon Stable Value Fund (the Fund), as an investment option in a separate account subsequent to liquidating the Plan’s interest in the Allegheny Master Trust. The Fund invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), collateralized mortgage obligations (CMOs), and common/collective trusts.
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2008 and 2007, the interest crediting rates for Fixed Maturity SICs ranged from 4.12% to 5.04% and 4.30% to 5.32%, respectively.
Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2008 and 2007 were as follows:

	Years Ended December 31
	2008	2007

Average yields:
Based on actual earnings	4.67%	4.72%
Based on interest rate credited to participants	4.56%	4.57%
Although it is management’s intention to hold the investment contracts in the Standish Mellon Stable Value Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

Savings and Security Plan of the
Lockport and Waterbury Facilities
Notes to Financial Statements (continued)
3. Investments (continued)
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2008	2007

Allegheny Technologies Incorporated common stock	$620,241	$731,850
Barclays Global Investors Asset-Backed Securities Index Fund**	600,057	698,753
Barclays Global Investors Intermediate Term Credit Bond Index Fund**	546,075	593,499
Barclays Global Investors Mortgage-Backed Securities Index Fund*,**	450,471	478,416
State Street Global Advisors S&P 500 Flagship SL Fund*	349,995	530,360
American Funds Europacific Growth Fund*	274,770	489,881
State Street Target Retirement Income 2020 SL Series Fund*	242,504	538,390

*	Current year presented for comparative purposes only

**	Held within SICs
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	December 31
	2008	2007

Monumental Life Ins. Co. Constant Duration SIC	$920,851	$932,066
Rabobank Constant Duration SIC	899,084	948,034
State Street Bank Constant Duration SIC*	495,902	364,905
Bank of America Fixed Maturity SIC*	455,223	450,382
State Street Bank Fixed Maturity SIC	377,547	501,865
Union Bank of Switzerland Fixed Maturity SIC	—	648,636

*	Prior year presented for comparative purposes only
4. Fair Value Measurements
The Plan adopted FASB Statement No. 157, “Fair Value Measurements” (FAS 157), as required, on January 1, 2008. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. Specifically, FAS 157:

Savings and Security Plan of the
Lockport and Waterbury Facilities
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•	Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•	Eliminates large position discounts for financial instruments quoted in active markets; and

•	Expands disclosures about instruments measured at fair value.
Determination of Fair Value
Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. Such valuation methodologies were applied to all of the assets and liabilities carried at fair value effective January 1, 2008. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
FAS 157 established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of the inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Savings and Security Plan of the
Lockport and Waterbury Facilities
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 — inputs to the valuation methodology are unobservable and significant to the valuation measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — where the Net Asset Value (NAV) is a quoted price in a market that is active, it is classified within level 1 of the valuation hierarchy. In certain cases NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy.

•	Corporate common stocks — are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within level 1 of the valuation hierarchy.

•	Common/collective trust funds — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

Savings and Security Plan of the
Lockport and Waterbury Facilities
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Registered investment companies — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within level 1 of the valuation hierarchy. In certain cases NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy.

•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.

•	Synthetic investment contracts — fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs, CMOs, and common/collective trusts. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, or in the case of common/collective trusts the NAV is a quoted price in a market that is not active, synthetic investment contracts are classified within level 2 of the valuation hierarchy.

•	Loans to plan participants — valued at cost plus accrued interest, which approximates fair value and are classified within level 2 of the valuation hierarchy.
The following table presents the financial instruments carried at fair value as of December 31, 2008, by caption on the statement of net assets available for benefits and by FAS 157 valuation hierarchy (as described above). The Plan had no assets classified within level 3 of the valuation hierarchy.

Savings and Security Plan of the
Lockport and Waterbury Facilities
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Assets measured at fair value on a recurring basis:

December 31, 2008	Level 1	Level 2	Total

Interest in synthetic investment contracts	$—	$3,257,788	$3,257,788
Interest in registered investment companies	1,366,109	—	1,366,109
Interest in common collective trusts	—	1,172,171	1,172,171
Corporate common stock	620,241	—	620,241
Participant loans	—	499,975	499,975
Interest-bearing cash and cash equivalents	221,993	63,378	285,371

Total assets at fair value	$2,208,343	$4,993,312	$7,201,655

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 11, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Savings and Security Plan of the
Lockport and Waterbury Facilities
Notes to Financial Statements (continued)
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007

Net assets available for benefits per the financial statements	$7,414,036	$9,272,019
Deemed distribution of benefits to participants	(23,936)	(26,535)

Net assets available for benefits per the Form 5500	$7,390,100	$9,245,484

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008:

Benefits paid to participants per the financial statements	$445,692
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2008	23,936
Subtract: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2007	(26,535)

Benefits paid to participants per the Form 5500	$443,093

Savings and Security Plan of the
Lockport and Waterbury Facilities
EIN: 25-1792394     Plan: 007
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$242,931
American Funds Europacific Growth Fund	274,770
American Funds Growth Fund of America	240,277
MFS Value Fund	85,833
Lord Abbott Mid Cap Value Fund	26,577
MSIF Small Company Growth Fund	232,028
Western Asset Core Plus Bond Fund	263,177
Federated Money Market	516

Total Registered Investment Companies	$1,366,109

Corporate Common Stock
Allegheny Technologies Incorporated*	$620,241

Interest-Bearing Cash and Cash Equivalents
Mellon Trust of New England TIF Fund	$221,993
Natixis Financial	63,378
Adjustment from fair to book value	(434)

$284,937

Common Collective Trusts
Mellon Stable Value Fund	$72,191
Adjustment from fair to book value	3,395
State Street Global Advisors Target Retirement Income 2015 SL Series Fund	227,765
State Street Global Advisors Target Retirement Income 2020 SL Series Fund	242,504
State Street Global Advisors Target Retirement Income 2025 SL Series Fund	124,901
State Street Global Advisors Target Retirement Income 2030 SL Series Fund	99,606
State Street Global Advisors Target Retirement Income 2035 SL Series Fund	35,132
State Street Global Advisors Target Retirement Income 2040 SL Series Fund	17,350
State Street Global Advisors Target Retirement Income 2045 SL Series Fund	2,727
State Street Global Advisors S&P 500 Flagship SL Series Fund	349,995

$1,175,566

Fixed Maturity Synthetic Contracts:
CMBS, BACM 2002-2 A3	$28,832
CMBS, BACM 2005-3 A3A	31,501
Fannie Mae, FNR 2002-74 LC	2,374
Freddie Mac, FHR 2627 BU	52,805
Freddie Mac, FHR 2640 TL	26,585
Freddie Mac, FHR 2715 ND	33,797

Savings and Security Plan of the
Lockport and Waterbury Facilities
EIN: 25-1792394     Plan: 007
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Freddie Mac, FHR 2760 EB	30,412
Freddie Mac, FHR 2786 PC	15,735
Freddie Mac, FHR 2865 PQ	46,787
Freddie Mac, FHR 2866 XD	46,899
Freddie Mac, FHR 2870 BD	31,529
Freddie Mac, FHR 2888 OW	22,224
GNMA Project Loans, GNR 06-51 A	34,861
Auto Valet 2008-2 A3A	46,187
Bank of America, N.A. Wrap contract	4,695

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	455,223

Auto, BASAT 06-G1 A4	45,562
CMBS, CDCMT 2002-FX1D1895488.82	29,317
Rate Redu Bonds, CNP 05-1 A2	46,468
Freddie Mac, FHR 2631 LB	21,279
Freddie Mac, FHR 2681 PC	40,369
Freddie Mac, FHR 2778 KR	15,704
Freddie Mac, FHR 2981 NB	36,293
Freddie Mac, FHR 2891 NB	31,690
CMBS, MLMT 05-CIP1 A2	56,658
CMBS, MLMT 05-CKI1 A2	28,078
CMBS, CD05-CD1 A2 FX	14,179
State Street Bank Wrap contract	11,950

State Street Bank Fixed Maturity Synthetic Contract 105028	377,547

CMBS, BSCMS 05-T18 A2	21,998
CMBS, BSCMS 99-WF2 A2	20,028
CMBS, BSCMS 03-T12 A2	3,100
Freddie Mac, FHR 2663 ML	54,900
Freddie Mac, FHR 2763 PC	41,282
Freddie Mac, FHR 2921 NV	23,468
Freddie Mac, FHR 2934 OC	31,737
CMBS, HFCMC 99-PH1 A2	3,043
CMBS, JPMCC 05-LDP2 A2	28,484
CMBS, MSC 99-CAM1 A4	864
Auto, NALT 06-A A4	61,415
Auto, VWALT 06-A A4	23,234
Natixis Financial Products Wrap contract	4,544

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	318,097

Total Fixed Maturity Synthetic Contracts	$1,150,867

Savings and Security Plan of the
Lockport and Waterbury Facilities
EIN: 25-1792394 Plan: 007
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Constant Duration Synthetic Contracts:
Barclays Global Investors, 1-3 Year Government Bond Index Fund	$34,870
Barclays Global Investors, Asset-Backed Sec Index Fund	238,817
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	72,627
Barclays Global Investors, Int Term Credit Bond Index Fund	217,342
Barclays Global Investors, Int Term Government Bond Index Fund	83,635
Barclays Global Investors, Long Term Government Bond Index Fund	20,411
Barclays Global Investors, Mortgage-Backed Sec Index Fund	179,291
Monumental Life Ins. Co. Wrap contract	73,858

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	920,851

Barclays Global Investors, 1-3 Year Government Bond Index Fund	33,966
Barclays Global Investors, Asset-Backed Sec Index Fund	232,647
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	70,743
Barclays Global Investors, Int Term Credit Bond Index Fund	211,703
Barclays Global Investors, Int Term Government Bond Index Fund	81,465
Barclays Global Investors, Long Term Government Bond Index Fund	19,882
Barclays Global Investors, Mortgage-Backed Sec Index Fund	174,639
Rabobank Wrap contract	74,039

Rabobank Constant Duration Synthetic Contract ATI060301	899,084

Barclays Global Investors, 1-3 Year Government Bond Index Fund	18,776
Barclays Global Investors, Asset-Backed Sec Index Fund	128,593
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	39,107
Barclays Global Investors, Int Term Credit Bond Index Fund	117,030
Barclays Global Investors, Int Term Government Bond Index Fund	45,034
Barclays Global Investors, Long Term Government Bond Index Fund	10,991
Barclays Global Investors, Mortgage-Backed Sec Index Fund	96,541
State Street Bank Wrap contract	39,830

State Street Bank Constant Duration Synthetic Contract 107073	495,902

Total Constant Duration Synthetic Contracts	$2,315,837

Participant loans* (5.00% to 9.25%, with maturities through 2013)	$499,975

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

SAVINGS AND SECURITY PLAN OF THE LOCKPORT AND WATERBURY FACILITIES

Date: June 25, 2009	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)